UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40421

ARIES I ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

23 Lime Tree Bay, P.O. Box 1569

Grand Cayman, Cayman Islands KY-1110

(Address of Principal Executive Offices)

(630) 386-5288

(Registrant’s Telephone Number, Including Area Code)

Units, each consisting of Class A ordinary share and one-half of one redeemable warrant

Class A ordinary share, $0.0001 par value per share

Redeemable warrants, each whole warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant: 0 holders

Class A ordinary share, par value $0.0001 per share: 0 holders

Redeemable warrants, each warrant exercisable for one Class A ordinary share for $11.50 per share: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Aries I Acquisition Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Aries I Acquisition Corporation

Date: April 11, 2023	By:	/s/ Paul Wolfe
Paul Wolfe Chief Operating Officer